SFBC Pittsburgh, LLC.
Statement of Cash Flow
For the twelve Months Ended December 31, 2019

	Current Month	Year to Date
Cash Flows from operating activities		
Net Income	$ (184,782.31)	$ (184,782.31)
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid Food	(3,163.92)	(3,163.92)
Due from SFBC	(36,067.42)	(36,067.42)
Accounts Payable	31,897.36	31,897.36
Sales Tax Payable	5,718.73	5,718.73
Customer Deposits	175.00	175.00
Due to Sly Fox Brewing Company	2,938.16	2,938.16
Due to SFBC Wyomissing LLC.	434.50	434.50
Due to SFHG	1,509.51	1,509.51
Total Adjustments	3,441.92	3,441.92
Net Cash provided by Operations	(181,340.39)	(181,340.39)
Cash Flows from investing activities		
Used For		
Leaseholder Improvements	(163,636.89)	(163,636.89)
Furniture and Fixtures	(19,960.87)	(19,960.87)
Kitchen Equipment	(100,394.11)	(100,394.11)
Audio/Video	(22,967.59)	(22,967.59)
Brewing Equipment	(36,795.00)	(36,795.00)
Net cash used in investing	(343,754.46)	(343,754.46)
Cash Flows from financing activities		
Proceeds From		
WeFunder Payable	464,930.00	464,930.00
Used For		
Net cash used in financing	464,930.00	464,930.00
Net increase <decrease> in cash	$ (60,164.85)	$ (60,164.85)
Summary		
Cash Balance at End of Period	$ 61,995.29	$ 61,995.29
Cash Balance at Beg of Period	(116,294.29)	0.00
Net Increase <Decrease> in Cash	$ (54,299.00)	$ 61,995.29